Exhibit 99.1

Yandex N.V. Announces Binding Agreement to Divest its Russia-based Businesses

Amsterdam, the Netherlands, February 5, 2024 -- Yandex N.V., the Dutch parent company of the Yandex group (“YNV”), today announces that it has entered into a definitive agreement with a purchaser consortium (the “Purchaser”) to sell all of the Yandex group’s businesses in Russia and certain international markets. The total consideration for the sale will be RUB 475 billion, subject to adjustments and payable in a combination of cash and Class A shares of YNV. At least 50% of the consideration will be paid in cash.

The proposed sale will be presented for approval at a meeting of the Class A Shareholders (the “Class A Meeting”) and a separate Extraordinary General Meeting of Shareholders (the “EGM”). YNV will provide a notice of the meetings, together with a detailed shareholder circular outlining the terms and background to the transaction, in the coming days.

“Since February 2022, the Yandex group and our team have faced exceptional challenges. We believe that we have found the best possible solution for our shareholders, our teams and our users in these extraordinary circumstances,” said John Boynton, Chairman of the Board of Directors of Yandex N.V. “The proposed transaction will allow shareholders to recover some value for the businesses that we are divesting, while unlocking new growth potential for the international businesses we will retain and enabling the divested businesses to operate under new ownership. Yandex is a unique story. I am proud to have been a part of that story since the very beginning, and I am proud to be part of the next chapter. We believe that the proposed sale will position both parts of the current group to develop and grow for the benefit of their stakeholders.”

As announced in November 2022, YNV’s Board of Directors undertook a strategic process to review options to restructure the group’s ownership and governance in light of the unprecedented and exceptional geopolitical environment, with a view to securing the sustainable development and success of the group’s geographically diverse portfolio of businesses over the longer term. The proposed transaction is the product of an extensive period of planning and negotiation over more than 18 months.

The Transaction

Under the terms of the proposed transaction, YNV will sell its entire interest in IJSC “Yandex”, an international joint stock company incorporated in Russia that will hold all of

Yandex’s assets and operations in Russia and certain international markets (the “Target”). Following the successful completion of the transaction, in full compliance with international sanctions where applicable, YNV will hold no interest in its businesses in Russia. YNV will continue to hold the four international businesses described below (see Future of the YNV Group Post-Divestment), as well as the net cash proceeds of the sale. In addition, the number of Class A shares that will be outstanding following the transaction will be reduced by the amount of the consideration that is satisfied in the form of Class A shares.

The consideration value YNV has negotiated and agreed with the Purchaser reflects a mandatory discount of at least 50% to “fair value”, as currently imposed as a condition to the required approval by the Government Commission for the sale of Russian assets by parent companies that are incorporated in countries considered by the Russian government to be “unfriendly”, including the Netherlands. The aggregate market capitalization of Yandex N.V. (including the businesses to be divested and the international businesses to be retained), was approximately $10.2 billion (RUB 918 billion) based on the volume-weighted average sale price per Class A Share on the Moscow Exchange in the three-month period ending January 31, 2024. The businesses being sold represented more than 95% of the Yandex Group’s consolidated revenues in the first nine months of 2023, and approximately 95% of the group’s consolidated assets and employees.

The consideration will be paid in a combination of: (i) a cash equivalent of at least RUB 230 billion; and (ii) the transfer to YNV of up to approximately 176 million YNV Class A Shares (the “Consideration Shares”). We understand that the Purchaser already holds or will acquire the Consideration Shares, subject to the requisite YNV shareholder approval and regulatory consents being procured, from holders in Russia either for cash or shares in Target. The cash consideration will be paid in Chinese Yuan (CNH) outside of Russia.

YNV intends to retain a portion of the net cash consideration (after adjustments, applicable taxes and other expenses) to finance the development of the retained international businesses, and ultimately to return a substantial proportion of such net proceeds to our remaining shareholders, which we currently expect will be through a share repurchase offer.

The sale transaction has been approved unanimously by our Board of Directors and will require the approval of a simple majority of the votes cast at the Class A Meeting and at the EGM, respectively.

The Purchaser

The Purchaser is “Consortium.First”, a newly formed closed-end mutual investment combined fund managed by “Solid Management”, a Russian joint stock company and licensed trust manager, as trustee. The Purchaser consortium, led by members of the senior management team of our Russian businesses, and supported by four financial investors, is described below. None of the members will have a controlling stake in the Purchaser consortium. The members of the Purchaser consortium are:

●	“FMP”, a special purpose limited liability company formed and owned by members of the senior management team of our Russian businesses. Following the public announcement of the transaction, it is expected that up to 50 persons in total will participate in the FMP, with no individual ultimately holding an indirect economic interest in Target through FMP greater than 5%. No persons who are the target of blocking sanctions in the US, EU, UK or Switzerland will participate;
●	“Argonaut”, a closed-end mutual investment combined fund organized under the laws of Russia, which is ultimately wholly owned by PJSC Lukoil;
●	“Infinity Management”, a special purpose joint stock company that is wholly owned by Alexander Chachava, a venture capital investor and the founder of LETA Capital VC fund and owner of My.Games;
●	“IT.Elaboration”, a special purpose joint stock company that is wholly owned by Pavel Prass, a businessman with a longstanding career in the investment management sector and the sole beneficial owner and executive of Specialized Depositary INFINITUM, an independent financial institution and specialized depositary in Russia; and
●	“Meridian-Servis”, a special purpose limited liability company that is wholly owned by Alexander Ryazanov, a seasoned businessman previously active primarily in the oil and gas sector who currently holds an array of diversified investments, primarily in the agricultural and infrastructure development industries.

None of the members of the Purchaser Consortium is a target of, or owned or controlled by a target of, sanctions in the US, EU, UK, or Switzerland. Pursuant to the Share Purchase Agreement, the Purchaser and the members of the purchaser consortium may not transfer the shares in IJSC “Yandex”, or their participation interests in the Purchaser, during the 12-month period following the first closing.

Completion of the Sale

The sale transaction will be implemented in two closings. At the first closing, we will sell a controlling stake in the Target of approximately 68% to the Purchaser for consideration consisting of a combination of the cash equivalent of RUB 230 billion and up to 67.8 million YNV Class A shares.

The first closing is subject to certain conditions precedent, including receipt of required regulatory approvals and our shareholder approval, as well as the absence of any applicable sanctions or prohibition on completion. We anticipate that the first closing will occur in the first half of 2024.

At the second closing, the Purchaser will pay for the remaining stake of the Target in a combination of YNV Class A shares and cash. The second closing will occur within approximately seven weeks following first closing.

YNV plans to apply to delist its Class A shares from the Moscow Exchange, to be effective as of the second closing. The Target is expected to obtain public status and a listing on the Moscow Exchange in advance of the first closing.

Future of the YNV Group Post-Divestment

Following completion of the sale transaction, YNV will retain a portfolio of international businesses and other non-Russian assets, including four early-stage technology businesses and other assets:

●	Nebius AI, an AI cloud platform that is one of the largest providers of GPU capacity in Europe;
●	Toloka AI, a data solutions partner for GenAI and Large Language Model development;
●	Avride, one of the leading developers of self-driving technologies;
●	TripleTen, an EdTech service that equips people with in-demand tech skills;
●	our data center located in Finland; and
●	minority investments in other technology businesses.

These businesses are building an AI-focused suite of services and solutions initially to target markets in Europe, the US, Asia and the Middle East.

Our core intellectual property asset following completion of the proposed transaction will be our talented team of approximately 1,300 people employed by YNV and the retained international businesses, who are well placed to develop new proprietary technology for our retained businesses. In addition, YNV will receive transitional licenses for various fixed periods in 2024, to facilitate the further development of these businesses’ own technology. After a short transition period following completion, YNV will cease to use the Yandex brand, which will be retained by the Target group. We expect that our International Businesses will develop their own branding going forward. We intend to seek shareholder approval to change the legal name of YNV in due course.

Treatment of Outstanding Equity Awards

In connection with the proposed sale, the Board has approved amendments to certain of YNV’s existing equity incentive arrangements. These amendments will provide that participants who remain with the Target will, upon future exercise or settlement of outstanding awards, generally receive securities in the Target, rather than in YNV. Unvested awards held by such participants will lapse. Awards held by participants who will continue with YNV and the remaining international businesses will remain outstanding in accordance with their terms.

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More information on Yandex can be found at https://ir.yandex/.

Contacts

YNV Investor Relations

askIR@yandex-team.com

YNV Media

pr@y-nv.com

Press contacts for the Purchaser Consortium

press@em-comms.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our proposed divestment of our businesses in Russia and certain international markets, are forward-looking statements. YNV can provide no assurance that it will be successful in achieving first closing or second closing of the proposed transaction. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to satisfy certain conditions under the share purchase agreement, our dependence on third-parties to satisfy certain conditions under the share purchase agreement, changes in the political, legal and/or regulatory environment that may affect the proposed transaction, macroeconomic and geopolitical developments affecting the Russian economy or our business, and currency fluctuations, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in a shareholder circular to be filed as Exhibit 99.2 to a Report on Form 6-K, which is expected to be filed with the U.S. Securities and Exchange Commission (SEC) in the coming days, respectively, and are (or will be) available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of February 5, 2024, and Yandex undertakes no duty to update this information unless required by law.